Exhibit 99.1

AsiaStrategy partners with Anchorage Digital, kicks off aggressive Bitcoin treasury roadmap with 30 bitcoins purchase

Anchorage Digital serves as primary custodian and settlement infrastructure provider, supporting AsiaStrategy’s cross-border Bitcoin treasury operations across the US–Asia corridor

Hong Kong — 30 September, 2025 — AsiaStrategy (Nasdaq: SORA), a leading institutional digital asset platform, today announced its partnership with Anchorage Digital Bank N.A., the first federally chartered crypto bank in the United States, as the primary custodian and settlement infrastructure provider for its cross-border Bitcoin treasury operations. The company also announced it acquired 30 bitcoin, with plans to buy more, underscoring its aggressive push to lead Bitcoin treasury strategy across the region.

“Partnering with Anchorage enables AsiaStrategy to further advance our Bitcoin treasury strategy across the region, while bridging U.S. regulatory standards with Asia’s growing institutional digital asset markets, backing our ongoing aggressive expansion and ensuring we have the custody infrastructure to scale securely.”

“Following our rebranding to focus on the digital asset innovation era, we purchased 30 BTC through the Anchorage platform, reinforcing AsiaStrategy’s aggressive push to lead Bitcoin treasury strategy in Asia.” said Luke Liu, Chief Investment Officer of AsiaStrategy.

Meanwhile, for his part, Nathan McCauley, CEO and Co-Founder of Anchorage Digital said, “AsiaStrategy is charting a new, higher trajectory for Bitcoin treasury strategy in the region, and Anchorage is proud to provide the regulated custody infrastructure that enables this vision, combining institutional security with compliance across U.S. and Asian markets.”

About AsiaStrategy

AsiaStrategy (Nasdaq: SORA) is a Hong Kong-based institutional digital asset platform pioneering Bitcoin treasury strategies across Asia. Founded in 2001, the company initially specialized in trading and distributing luxury watches. In May 2025, it rebranded to focus on digital assets and blockchain innovation, positioning itself at the forefront of institutional Bitcoin treasury management in the region.

About Anchorage Digital

Anchorage Digital is a global crypto platform that enables institutions to participate in digital assets through custody, staking, trading, governance, settlement, and the industry's leading security infrastructure. Home to Anchorage Digital Bank N.A., the only federally chartered crypto bank in the U.S., Anchorage Digital also serves institutions through Anchorage Digital Singapore, which is licensed by the Monetary Authority of Singapore; Anchorage Digital New York, which holds a BitLicense from the New York Department of Financial Services; and self-custody wallet Porto by Anchorage Digital. The company is funded by leading institutions including Andreessen Horowitz, GIC, Goldman Sachs, KKR, and Visa, with its Series D valuation over $3 billion. Founded in 2017 in San Francisco, California, Anchorage Digital has offices in New York, New York; Porto, Portugal; Singapore; and Sioux Falls, South Dakota.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the Company’s plans with regards to the digital asset market, partnerships with third-parties, and related business strategies. Forward-looking statements are subject to risks and uncertainties that could cause actual outcomes to differ materially from those expressed herein. Such risks include, but are not limited to, uncertainties related to market conditions, regulatory developments, the completion of the contemplated transactions, and other factors described in the “Risk Factors” section of the Company’s filings with the SEC. The Company undertakes no obligation to update any forward-looking statements, except as required by applicable law.

Media Contact:

AsiaStrategy Corporate Communications

Email: contact@asiastrategy.io

Phone: +852 2815 7988